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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 29, 2012

Re:	Delphi Automotive PLC

Registration Statement on Form S-4

File No. 333-179829

Mr. John Dana Brown

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 27, 2012 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Delphi Automotive PLC (the “Company”) on March 1, 2012. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement to file the revised exhibits referenced below, and to make corresponding edits to the exhibit index of the Registration Statement. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed two copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. John Dana Brown	2	March 29, 2012

The Company has included the above-requested letter as an enclosure to this letter (Annex A).

Exhibits 99.6, 99.7, and 99.8

2.	Please refile Exhibits 99.6, 99.7, and 99.8 with exhibit numbers indicating that they are being filed pursuant to Item 601(b)(5) of Regulation S-K, for an opinion regarding legality, rather than under Item 601(b)(99), which is for additional exhibits.

The Company has re-filed the revised Exhibits 99.6, 99.7 and 99.8 as Exhibits 5.2, 5.3 and 5.4 to the Amendment, respectively.

Exhibit 99.6

3.	We note the statement that “[e]xcept as expressly referred to in this Opinion we have not seen or examined, and give no opinion on, any underlying or other documents referred to in the Documents.” Please revise to clarify that counsel was not limited regarding the documents it was able to review and reviewed all relevant documents in regards to the following sections of the opinion: 1. Documents opined on and 2. Other documents examined.

Carey Olsen has revised its opinion to remove this sentence and to clarify that it has examined all documents it has considered necessary or advisable for the purpose of giving its opinion. The Company has re-filed the opinion as Exhibit 5.2 to the Amendment.

4.	Please delete the assumption in section 3.1.9 of Exhibit 99.6 that “there is nothing in any documents of which we have not had sight which might affect the opinions expressed in this Opinion.”

Carey Olsen has deleted this assumption from its opinion and the Company has re-filed the opinion as Exhibit 5.2 to the Amendment.

5.	Please delete the statement from section 6.1 of Exhibit 99.6 that “[t]his Opinion is addressed only to you.” Similarly please delete the statement in the first paragraph of page 6 of Exhibit 99.7 that “no such party to whom this opinion is disclosed may rely on this opinion without our express consent.” Because purchasers of the securities in the offering are entitled to rely on the opinion such limitations on reliance are not appropriate.

Carey Olsen and CMS Cameron McKenna LLP have each deleted these statements from their respective opinions and the Company has re-filed the opinions as Exhibits 5.2 and 5.3 to the Amendment.

Exhibit 99.7

6.	Please revise to delete the second sentence of section 3.4 of Exhibit 99.7. Such a limitation on the scope of documents examined is not appropriate.

CMS Cameron McKenna LLP has deleted this sentence from its opinion and the Company has re-filed the opinion as Exhibit 5.3 to the Amendment.

Mr. John Dana Brown	3	March 29, 2012

Exhibit 99.8

7.	Please delete the statement from paragraph D on page 3 of Exhibit 99.8 that “(without giving effect to the State of Michigan’s conflict of laws rules) as an attorney licensed only in Michigan exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Michigan Guarantor and the transactions contemplated by the Indenture.” Such a limitation is not appropriate.

Sean Corcoran has deleted this statement from his opinion and the Company has re-filed the opinion as Exhibit 5.4 to the Amendment.

*        *        *

Mr. John Dana Brown	4	March 29, 2012

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc: Susan Block (Securities and Exchange Commission, Division of Corporation Finance)

cc wo/encl.:	Kevin P. Clark, Senior Vice President and Chief Financial Officer
David M. Sherbin, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer Via facsimile (248) 813-2103

Annex A

March 29, 2012

Re:	Delphi Automotive PLC (the “Company”)

Registration Statement on Form S-4

Registration No. 333-179829

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by Delphi Corporation (the “Issuer”), a wholly-owned subsidiary of Delphi Automotive PLC (the “Company”), to exchange (the “Exchange Offer”) up to $500,000,000 of the Issuer’s new 5.875% Senior Notes due 2019 (the “new 2019 Notes”) for up to $500,000,000 of the Issuer’s existing 5.875% Senior Notes due 2019 (the “old 2019 Notes”) and up to $500,000,000 of the Issuer’s new 6.125% Senior Notes due 2021 (together with the new 2019 Notes, the “new Notes”) for up to $500,000,000 of the Issuer’s existing 6.125% Senior Notes due 2021 (together with the old 2019 Notes, the “old Notes”), which are guaranteed by the Company and each of the other subsidiary guarantors as set forth in the Registration Statement, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) that the Issuer is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company, on behalf of the Issuer, represents to the Staff that:

(i) The Issuer has not entered into any arrangement or understanding with any person to distribute the new Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the new Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the new Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Issuer will also make each person participating in the Exchange Offer aware that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the new Notes.

(iii) The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new Notes in exchange for such old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new Notes.

(iv) The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Issuer that it is not engaged in, and does not intend to engage in, a distribution of the new Notes, and that if the exchange offeree is a broker-dealer holding old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new Notes received in respect of such old Notes pursuant to the Exchange Offer.

Sincerely,

Delphi Automotive PLC

By:	/s/ David M. Sherbin
	Name:	David M. Sherbin
	Title:	Senior Vice President, General Counsel and Chief Compliance Officer

c/o Delphi Automotive Systems, LLC 5725 Delphi Drive Troy, MI 48098 (248) 813-3009

cc:	Michael Kaplan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4111